

October 9, 2013

<u>Via Facsimile</u>
Mr. Joseph J. Romano
Chief Executive Officer
Contango Oil & Gas Company
3700 Buffalo Speedway, Suite 960
Houston, Texas 77098

   Re: **Contango Oil & Gas Company**
       Form 10-K for Fiscal Year Ended June 30, 2012
       Filed August 29, 2012
       File No. 1-16317

Dear Mr. Romano:

   This letter confirms that we concluded our review of your filing on August 21, 2013 and had no further comments at that time. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Brad Skinner

          Brad Skinner
          Senior Assistant Chief Accountant